Richardson & Patel LLP
10900 Wilshire Boulevard, Suite 500
Los Angeles, California 90024
Tel: (310) 208-1182
Fax: (310) 208-1154

June 26, 2008

FILED AS EDGAR CORRESPONDENCE
AND VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-6010
Attn: Jennifer Riegel

Re:	Skystar Bio-Pharmaceutical Company Registration Statement on Form S-1 Filed May 7, 2008 File No. 333-150695

Dear Ms. Riegel:

On behalf of Skystar Bio-Pharmaceutical Company (the “Company” or “Skystar”), set forth below is the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated June 3, 2008. We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response. References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

We also enclose a marked draft of the proposed Amendment No. 1 to the Company’s Registration Statement on Form S-1 (“Amendment No. 1”), containing revisions that have been made in response to the Staff’s comments.

FORM S-1

General

1.	The financial statements are now stale. Please update the audited financial statements to include through the period ended March 31, 2008.

Response: We have revised the registration statement to include our financial statements for the period ended March 31, 2008, as reflected on pages F-1 to F-26 of Amendment No. 1. In connection with the inclusion of the March 31, 2008 financial statements, we have also included our management’s discussion and analysis for the period, as reflected on pages 37 to 42 of Amendment No. 1.

Jennifer Riegel
Securities and Exchange Commission

June 26, 2008

2.
Throughout the prospectus, you mention a 5-for-1 reverse stock split and disclose historic market prices for your stock accordingly. Please clarify if you will proceed with the offerings if the reverse stock split does not occur. If they can proceed without the split, consider changing the disclosure throughout the prospectus to reflect market prices of your common stock without the split.

Response: Based on the current per share market price of our common stock, the 5-for-1 reverse stock split (the “Split”) is necessary to accomplish our proposed per unit offering price of between $6.00 and $7.00 for the public offering (the “Offering”). Additionally, we are in the process of applying to list the units in the Offering, including the shares of our common stock and warrants comprising the units, for trading on the American Stock Exchange (“AMEX”), which we anticipate to complete concurrently with the Offering. AMEX listing standards impose, among other things, a minimum price requirement for securities listed on the exchange. Thus, we will not proceed with the Offering if the Split does not occur, and accordingly, we believe that the market price disclosures throughout the prospectus would more accurately inform the investors by reflecting the Split.

3.
It appears that you will need to obtain shareholder approval of the reverse stock split before you effectuate it. When and how do you plan to do this and what filings will you make with us in connection with the split and the required approvals.

Response: Under Section 78.207 of the Nevada Revised Statutes (“NRS”), a corporation may change the number of shares of a class of its authorized stock by increasing or decreasing the number of authorized shares of the class and correspondingly increasing or decreasing the number of issued and outstanding shares of the same class held by each stockholder of record by a resolution adopted by the board of directors without obtaining the approval of the stockholders. Since we plan to effectuate the Split pursuant to the above described state law provision, we will not need to obtain shareholder approval for the Split. Instead, the Split will be effectuated by filing a Certificate of Change Pursuant to NRS Section 78.209 (the “Certificate”) with the Nevada Secretary of State, which we plan to do immediately prior to the effectiveness of our Registration Statement, and thereafter disclose the Split under Item 5.03 of Form 8-K, to be filed with the Commission within 4 business days of the Certificate’s effective date in accordance with Section B of the General Instructions to Form 8-K.

4.	Supplementally, please provide an analysis as to whether or not the contemplated reverse stock split is part of a going private transaction as defined in Rule 13e-3.

Response: Under Rule 13e-3(a)(3), a going private transaction is one involving:

(a)  a purchase of any equity security by the issuer of such security or by an affiliate of such issuer;

Jennifer Riegel
Securities and Exchange Commission

June 26, 2008

(b)  a tender offer for or request or invitation for tenders of any equity security made by the issuer of such class of securities or by an affiliate of such issuer; or

(c)  a solicitation subject to Regulation 14A of any proxy, consent or authorization of, or a distribution subject to Regulation 14C of information statements to, any equity security holder by the issuer of the class of securities or by an affiliate of such issuer, in connection with a merger, consolidation, reclassification, recapitalization, reorganization or similar corporate transaction of an issuer or between an issuer (or its subsidiaries) and its affiliate; a sale of substantially all the assets of an issuer to its affiliate or group of affiliates; or a reverse stock split of any class of equity securities of the issuer involving the purchase of fractional interests, which causes:

(a)  any class of equity securities of the issuer which is subject to Section 12(g) or Section 15(d) of the Securities Exchange Act of 1934 to be held of record by less than 300 persons; or

(b)  any class of equity securities of the issuer which is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association.

The Split is not a purchase by Skystar or its affiliate of Skystar’s equity securities, and is not a tender offer by Skystar or its affiliates for Skystar’s equity securities. Since we will be able to effectuate the Split without stockholders’ approval pursuant to NRS Section 78.207, the Split will not involve a solicitation of proxy, consent or authorization of, or a distribution of information statements to our stockholders.

Moreover, the effect of the Split, while reducing the number of shares of our common stock being held by each stockholder of record, will not cause our common stock to be held of record by less than 300 persons, since we will round up all fractional shares that may result of the Split.

Based on the foregoing analysis, the Split will not be part of a going private transaction as defined in Rule 13e-3.

Jennifer Riegel
Securities and Exchange Commission

June 26, 2008

5.
It appears from your disclosure that the Class C Warrants will not be exercisable until six months after the unit offering is complete. Please confirm throughout the prospectus if this is true or clarify when they are exercisable.

Response: We have amended our disclosure throughout the prospectus to clarify that the Class C Warrants will not be exercisable immediately after separation from the units, which is six months after the date of the prospectus.

6.
It appears that you are trying to use one registration statement and prospectus in connection with two very different offerings. One is a primary, the other is secondary, and the use of underwriter, the type of securities offered and timing of the offerings are vastly different. We note that because of the lock-up agreement, the secondary offering will likely not commence until six months after the primary offering. Given these disparate attributes, supplementally, please provide us with a detailed analysis as to why you have decided to proceed with these offerings using the same registration statement and prospectus, rather than using two different registration statements. As part of your analysis, you should explain how and when you plan to update the prospectus in order for both offerings to comply with Section 10(a)(3) of the Securities Act and how you plan to fulfill your other updating obligations. Alternatively, you should consider removing the resale offering from this registration statement and filing a separate registration statement more immediately before you contemplate actually commencing the offering.

Response: We have removed the resale offering from this registration statement and we intend to file a separate registration statement for the resale offering.

7.	Please file as promptly as possible all exhibits required by the Exhibit Table provided in Tem 601(a) of Regulation S-K. We will need time to review these documents once they are filed.

Response: We have filed as exhibits to Amendment No. 1 the following pursuant to this Comment as well Comments 30 and 56: Form of Common Stock Certificate (Exhibit 4.1); Form of the Unit Certificate (Exhibit 4.6); Form of Unit Purchase Option to be granted to the representative of the underwriters (Exhibit 4.8); Form of Underwriting Agreement (Exhibit 10.8); Legal Opinion from Allbright Law Offices regarding, among other things, the contractual arrangements Skystar Cayman entered into with Xian Tianxing and its stockholders, dated November 3, 2005 (Exhibit 99.1); Legal Opinion from Allbright Law Offices regarding the transfer of the contractual arrangements from Skystar Cayman to Sida, dated April 29, 2008 (Exhibit 99.2); Lease Agreement between Shanghai Siqiang Biotechnological Co., Ltd. and Weibing Lu dated June 17, 2007 (Exhibit 99.4); Summary of Arrangement between Shanghai Poultry Verminosis Institute and Xian Tianxing (Exhibit 99.5); and Cooperation Agreement between Shaanxi Microbial Institute and Xian Tianxing dated July 29, 2005 (Exhibit 99.6).

Jennifer Riegel
Securities and Exchange Commission

June 26, 2008

8.
Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we many have comments regarding this material.

Response: We have enclosed a set of proofs of the graphic, visual and photographic information that we intend to include in the prospectus with this response letter for your review and comments.

9.
Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filing that we have not cited as examples, make the appropriate changes in accordance with our comments.

Response: We have revised our disclosures accordingly, as reflected in Amendment No. 1.

10.	Throughout the registration statement, you cite various estimates, statistics and other figures. For example:

• Pages 1 and 35: “According to our estimates, the current addressable market in China for veterinary, livestock and poultry vaccines is over 70 billion doses; however the market supply is only 32 billion doses.”

• Page 1: “The estimated 2005 expenditures in China on products designed to prevent parasitic diseases in livestock and poultry, such as our medicine and vaccines, were US$125 million.”

• Pages 1 and 35: “The current addressable market in China for such micro-organisms is 3 million tons, while the current supply output is only 200,000 tons.”

In the prospectus, please attribute these statements and other similar statements to the source from which you obtained the information. In addition, where you cite your own estimates, please explain how you arrived at those estimates and disclose any third-party sources you relied upon.

Response: We have revised our disclosures accordingly, as reflected on pages 1 and 31 of Amendment No. 1.

Jennifer Riegel
Securities and Exchange Commission

June 26, 2008

Prospectus Cover Page

11.
The cover page of the prospectus should contain the information required by Item 501(b) of Regulation S-K and not include the other information you provide. While we recognize that the information regarding the lock-up agreements and the expenses of registration may be important to investors, you should articulate that information prominently in the Summary, rather than on the cover page.

Response: We have removed the information regarding the lock-up agreements and the registration expenses from the cover page of the prospectus, and added to our disclosures of the same in the Prospectus Summary section of Amendment No. 1.

Table of Contents

12.
We note that you have obtained statistical data and other industry data and forecasts from market research, publicly available information and industry publications. We note further that you state that such sources to not guarantee the accuracy and completeness of the information. Please revise your disclosure here and on page 20 to state that you are responsible for the statistical information included in the prospectus.

Response: We have revised our disclosure to indicate that we are responsible for the statistical information included in the prospectus, as of the date of the prospectus, as reflected on the Table of Contents and on page 20 of Amendment No. 1.

13.
We note that you state that the “Under no circumstances should the delivery to you of this prospectus or any sale made pursuant to this prospectus create any implication that the information contained in this prospectus is correct as of any time after the date of this prospectus.” This statement does not appear to be consistent with your disclosure obligations. Please revise to clarify that the prospectus will be updated to the extent required by law.

Response: We have included a statement to clarify that the prospectus will be updated to the extent required by law, as reflected on the Table of Contents of Amendment No. 1.

14.	Please revise your filing to provide the dealer prospectus delivery obligation required by Item 502(b) of Regulation S-K.

Response: We have revised our filing accordingly, as reflected on the Table of Contents page.

Jennifer Riegel
Securities and Exchange Commission

June 26, 2008

Prospectus Summary, page 1

General

15.
Revise the first paragraph and the disclosure throughout the filing to clearly identify the correct party. Terms such as the “company,” “we,” “our,” and “is” should refer only to the registrant, not to Xian Tianxing or the other parties. The first paragraph after the caption “Overview” should describe the relationships between the registrant and the various other entities and make very clear that the registration does not have any equity interest in Xian Tianxing as the operating entity throughout the prospectus.

Response: We have revised the disclosures throughout Amendment No. 1 to describe the relationships between Skystar Bio-Pharmaceutical Company (“Skystar”) and Skystar Bio-Pharmaceutical (Cayman) Holdings Co., Ltd. (“Skystar Cayman”), Fortunate Time International Ltd. (“Fortunate Time”), Sida Biotechnology (Xian) Co., Ltd. (“Sida”), Xian Tianxing Bio-Pharmaceutical Co., Ltd. (“Xian Tianxing”) and Shanghai Siqiang Biotechnological Co., Ltd. (“Siqiang”), and to make clear that Skystar does not have any equity interest in Xian Tianxing.

However, we respectfully disagree that the use of terms such as the “company,” “we,” “our,” and “is” should refer only to Skystar. Skystar Cayman, Fortunate Time and Sida are each a direct or indirect wholly owned subsidiary of Skystar. Xian Tianxing is a variable interest entity (“VIE”) of Skystar, and as such, Xian Tianxing’s financial results (including Siqiang, Xian Tianxing’s wholly owned subsidiary) are consolidated with those of Skystar. Accordingly, we believe that referring to these entities collectively as one entity is appropriate, especially in the context of discussing the business operations in China. Where appropriate, we have disclosed that Skystar, Skystar Cayman, Fortunate Time are holding companies and that all of the business activities of Skystar take place at Xian Tianxing. We cite the following registration statements as examples of registrants with corporate structure similar - if not identical - to ours, and which registration statements use the terms at issue in reference to the registrants and their subsidiaries and VIEs collectively:

Registrant	Registration Statement	Effective Date
Lotus Pharmaceuticals, Inc.	333-142355	6/17/2008

China Wind Systems, Inc.	333-149255	6/13/2008

China Public Security Technology, Inc.	333-147592	6/4/2008

China Natural Gas, Inc.	333-149719	5/6/2008

Sino-Global Shipping America, Ltd.	333-148611	4/18/2008

Jennifer Riegel
Securities and Exchange Commission

June 26, 2008

16.
The summary should provide a balanced presentation of the information presented in the body of the filing. As currently written, your summary focuses only the positive attributes of the registrant and Xian Tianxing. Please balance the discussion of your strategy with a discussion of your challenges and risks. This new disclosure should be as prominent and detailed as your discussion of your growth strategy.

Response: We have revised our disclosures accordingly to incorporating a discussion of relevant challenges and/or risks in each sub-section heading of the overview discussion under the prospectus summary including "Growth Strategy" (and each segment of our growth strategy), "Research and Development" and Organizational Structure", as reflected on pages 2 and 3 of Amendment No. 1.

Our Business, page 1

17.	Please revise your disclosure in this section and page 36 to state the number of products in each of Xian Tianxing’s product lines.

Response: We have revised our disclosures to state the exact number of products in each of Xian Tianxing’s four product lines, as reflected on pages 1 and 32 of Amendment No. 1.

Growth Strategy, page 2

18.
We note that you hope to be able to complete some acquisitions by the end of 2008. Please revise your disclosure to state whether you have commenced discussions that are at the letter of intent or similar state with any potential targets and discuss the progress of any negotiations.

Response: We have revised our disclosure to state that as of the date of the prospectus, we have not entered into a letter of intent with any potential acquisition targets, although we have paid a refundable deposit to a company to examine its financial books and records, as reflected on pages 2 and 21 of Amendment No. 1.

19.	Please quantify the amount of net proceeds which Xian Tianxing intends to spend on marketing and advertising of its brand and on the completion of its manufacturing facility.

Response: Consistent with the amounts listed in a table contained in the “Use of Proceeds - Primary Offering” section, we have revised our disclosure accordingly to quantify the amount of net proceeds Xian Tianxing intends to spend on marketing/advertising and on completing its manufacturing facility, as reflected on page 2 of Amendment No. 1.

Jennifer Riegel
Securities and Exchange Commission

June 26, 2008

20.	Please expand the discussion of your growth strategy to articulate the risks associated with each growth strategy you mention.

Response: We have revised our disclosure to ascribe risk factors for each segment of our growth strategy, as reflected on page 2 of Amendment No. 1.

Our Organizational Structure, page 2

21.	Please revise your disclosure to clarify that you do not have any equity interest in Xian Tianxing.

Response: We have revised our disclosure throughout Amendment No. 1, including on page 2, to clarify that we do not have any equity interest in Xian Tianxing.

22.
Please clarify the duration of the contractual obligations with Xian Tianxing. It appears that your consulting services agreement remains in effect unless terminated. However, your operating agreement, option agreement and proxy agreement with Xian Tianxing each have a term of 10 years, ending on October 28, 2015. Please revise your disclosure to disclose the duration of the obligations and the impact on the company of these different terms.

Response: The term of the operating agreement, option agreement and proxy agreement with Xian Tianxing (and as these agreements have been transferred to Sida, our indirect wholly owned China subsidiary) is 10 years. The term is renewable, as provided in section 15 of the operating agreement, section 5.2 of the option agreement and section 9 of the proxy agreement. Under these terms, we (through our direct and indirect wholly owned subsidiaries) hold the power to renew these agreements, rather than Xian Tianxing, and these agreements will renew so long as we wish to maintain our relationship with Xian Tianxing, and Xian Tianxing has no power to reject the renewal. Accordingly, these agreements will be renewed so long as the consulting services agreement is in effect, and the different term of the consulting services agreement as compared to the operating agreement, option agreement and proxy agreement has no impact on us and our business operations. We amended our disclosure to include the foregoing, as reflected on page 30 of Amendment No. 1.

Jennifer Riegel
Securities and Exchange Commission

June 26, 2008

Corporate Organizational Chart, page 3

23.
Please revise your chart on page 3 and your disclosure in your section entitled “Description of Business” starting on page 32 to identify the officers, directors, and major holders and their percentages of equity interest in each entity. Please confirm that all related parties have been identified and disclosed in the section entitled “Certain Relationships and Related Transactions.”

Response: We have revised our disclosures accordingly, as reflected on pages 4 and 29 of Amendment No. 1. We also hereby confirm that all related parties have been identified and disclosed in the section entitled “Certain Relationships and Related Transactions.”

The Primary Offering, page 5

24.	You mention the 1.4 million shares being offered by selling shareholders in this section. Please clarify whether or not selling shareholders will participate in this offering.

Response: The selling shareholders will not participate in this offering. Please also note that in response to Comment 6, we have removed the resale offering from Amendment No. 1.

The Resale Offering, page 7

25.
Please tell us how many shares of your common stock were sold, when and by whom using registration statement 333-143449. Also, for each selling shareholder in that registration statement, tell us how many shares registered for resale were not sold.

Response:The selling shareholders will not participate in this offering . Please also note that in response to Comment 6, we have removed the resale offering from Amendment No.1.

The following selling shareholders have not sold any of the shares registered for resale under registration statement 333-143449, based on representations of the selling shareholders and/or our own knowledge:

Cornelius Prior
MidSouth Investor Fund LP
Paragon Capital LP
Premier RENN US Emerging Growth Fund Limited
US Special Opportunities Trust PLC
Renaissance US Growth Investment Trust PLC

We could not confirm whether the following shareholders sold shares registered under registration statement 333-143449, as they did not respond to our inquiries:

Anthony Heller
Chestnut Ridge Partners, LP

Jennifer Riegel
Securities and Exchange Commission

June 26, 2008

26.	Please identify the Participating Purchasers and the Private Purchasers and state whether or not any of them are affiliates.

Response: Please note that in response to Comment 6, we have removed the resale offering from Amendment No. 1.

The Participating Purchasers are: Anthony Heller, Midsouth Investor Fund LP, Premier RENN US Emerging Growth Fund Limited (“Premier”), US Special Opportunities Trust PLC (“USSO”) and Renaissance US Growth Investment Trust PLC (“Renaissance”). Premier, USSO and Renaissance are affiliates. The Private Purchasers are Premier and Renaissance.

Summary Financial Information, page 8

Statements of Operations Data, page 8

27.
Please tell us why your use of “Income Before Taxes & Non-Cash Charges” as a performance measure in these tables is not prohibited by Item 10(e)(1)(ii) of Regulation S-K and Question 8 of our “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.” You can find it on our website at www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm that we issued on June 13, 2003. Please remove all references to this measure from your filing or tell us why your presentation is considered appropriate.

Response: We have revised our disclosure by removing “Income Before Taxes & Non-Cash Charges” from the summary financial information table (the “Table”), and expanding on the footnotes to the Table disclosing non-cash financing expenses in connection with our February 2007 financing transaction.

28.	Please add the selling expenses amount in the 2007 column, as it is blank.

Response: We have added the selling expenses amount in the 2007 column, as reflected on page 8 of Amendment No. 1.

Jennifer Riegel
Securities and Exchange Commission

June 26, 2008

Risk Factors, page 9

“Our limited operating history…” page 9

29.	We note the bullet list of risks you articulate in this risk factor. Please consider whether any of these risks are significant enough to warrant separate risk factors.

Response: The bullet list of risks is a summary of the separate risk factors identified and articulated under the section “Risks Relating to Our Business”. Thus, we believe that no additional separate risk factors are warranted.

“Our business with be materially and adversely affected if our collaboration partners…” page 10

30.
We note your disclosure in this risk factor that Xian Tianxing depends on various collaboration agreements. In addition, on page 37 you disclosure that Xian Tianxing has established research centers with each of Shanghai Poultry Verminosis Institution and Shaanxi Microbial Institute. Given Xian Tianxing’s product development efforts and your disclosures in this risk factor, it appears that Xian Tianxing may be substantially dependent these agreements. If it is, please file copies of the agreements and/or summaries of any oral agreements of the transactions and describe the material terms of the agreements in the section entitled “Research and Development” on page 37. If you do not believe it is substantially dependent on these agreements, please provide an analysis supporting your determination. See Item 601(b)(10)(ii)(B) of Regulation S-K.

Response: We have revised our disclosures to specifically identify our current collaborating partners and filed as exhibits the following: Summary of Arrangement between Shanghai Poultry Verminosis Institute and Xian Tianxing (Exhibit 99.5), and Cooperation Agreement between Shaanxi Microbial Institute and Xian Tianxing (Exhibit 99.6).

“Our products will be adversely affected if we are unable to protect proprietary rights…” page 10

31.	To the extent you are aware of any dispute regarding Xian Tianxing’s ownership of proprietary rights to its technology, please revise your disclosure to describe the dispute.

Response: We are not aware of any dispute regarding Xian Tianxing’s ownership of proprietary rights to its technology.

Jennifer Riegel
Securities and Exchange Commission

June 26, 2008

“Difficulties in manufacturing our products…” page 11

32.	To the extent Xian Tianxing has experienced problems with its manufacturing process, please revise your disclosure to discuss the problems.

Response: Xian Tianxing has not experienced any problems with its manufacturing process.

“Failure or delays in obtaining an adequate amount of raw material or other supplies…” page 11

33.
Please revise your disclosure to disclose whether any of Xian Tianxing’s products require any raw materials that are scarce or only can be obtained from a limited number of sources. In addition, if Xian Tianxing has had supply problems in the recent past, please revise your disclosure to describe the problems.

Response: We have revised our disclosure to state that Xian Tiaxing currently does not use any raw materials that are scarce and that the raw materials used are widely available, as reflected on pages 11 and 32 of Amendment No. 1. Because Xian Tianxing has not experienced supply problems in the recent past, no revision to our disclosure in this regard is warranted.

“Competitors may develop and market bio-pharmaceutical products…” page 12

34.	It appears that you have provided on page 36 the names of Xian Tianxing’s three major competitors in China. Please also name such competitors here.

Response: We have revised our disclosure by including the names of Xian Tianxing’s three major China-based competitors in the risk factor regarding competition, as reflected on page 12 of Amendment No. 1.

“If we were sued for product liability, we could face substantial liability…” page 13

35.	To the extent you or Xian Tianxing are aware of any litigation, threatened litigation or potential litigation, please revise to describe here.

Response: Except for the two litigations disclosed in the section titled “Legal Proceedings” on page 36 of Amendment No. 1, neither of which is related to product liability, we and Xian Tianxing are not aware of any litigation, threatened litigation or potential litigation relating to product liability.

Jennifer Riegel
Securities and Exchange Commission

June 26, 2008

Risks Related to Our Corporate Structure, page 13

36.
We note that the consulting service agreement with Xian Tianxing has various termination provisions. Please add a risk factor that discusses the termination provisions and the risks to investors in the event this agreement is terminated. Also discuss the extent to which affiliates of the registrant are also affiliates of the various other related entities. It appears that there is a risk that, since affiliates stand on both sides of the agreement, it would be easy to terminate the agreement and that unaffiliated investors would have little or no recourse since all the operating entity’s assets are located in China. State whether the registrant has any other assets (other than its interest in the agreement) and any revenues from other sources. We may have further comments.

Response:We have revised our disclosures accordingly by adding a risk factor that discusses the termination provisions of the consulting agreement and the risk to investors in the event of termination, as reflected on page 14 of Amendment No. 1. We also expanded our risk factor entitled “Members of Xian Tianxing’s management have potential conflicts of interest with us, which may adversely affect our business and your ability for recourse” on page 14 of Amendment No. 1, in which we discussed the relationships that some of our officers and directors have with Xian Tianxing, and also disclosed such relationships on pages 4, 29 and 44 of Amendment No. 1.

While there is a risk to the termination of the contractual arrangements with Xian Tianxing arising from the relationships that some of our officers and directors have with Xian Tianxing, all of our officers and directors owe fiduciary duties to act in our best interests. Additionally, we are in the process of listing our securities on AMEX, and we are therefore require to appoint independent directors to our board of directors, some of whom will be located in the United States. Once appointed, they will have fiduciary duties to act in our best interests and are obligated to deter and/or counteract any actions by our officers or non-independent directors that are against our interests, such as causing the termination of the contractual arrangements with Xian Tianxing. The independent directors should not have any incentive not to act in our interests, as they will not have any position with or interests in our affiliate entities. Additionally, failure on their part to do so may subject these independent directors to personal liabilities for breach of their fiduciary duties.

Under our holding company structure, we have no assets other than our interests in the contractual arrangements between Sida and Xian Tianxing, and we have no revenues other than the payments from Xian Tianxing under the consulting services agreement.

“You may experience difficulties in effecting service of legal process…” page 15

37.	Please revise this risk factor to clarify that your investors residing in the U.S. will have little to no recourse in the event of a breach of law contractual obligation.

Response: We have revised this risk factor accordingly, as reflected on page 15 of Amendment No. 1.

“We face risks related to health epidemics and other outbreaks…” page 16

38.
Please describe and quantify the impact of the April 2004 SARS epidemic on Xian Tianxing’s business operations. For example, was there a closure of Xian Tianxing’s facilities? If so, how long was the closure and, to the extent possible, quantify the impact on its results of operations. In addition, have there been any other temporary closures of Xian Tianxing’s business due to health reasons in the last three years? If so, please revise your risk factor to include disclosures about the events.

Response: The April 2004 SARS epidemic had no impact on Xian Tianxing’s business operations or its results of operations. During the epidemic, there were only isolated cases of SARS infection in Shaanxi Province, where Xian Tianxing is based, and because these cases were timely isolated and quarantined, there was no closure of Xian Tianxing’s facilities. Additionally, there had been no temporary closures of Xian Tianxing’s business within the last three years for health reasons or otherwise.

Jennifer Riegel
Securities and Exchange Commission

June 26, 2008

“The full exercise of certain outstanding warrants could result in the substantial dilution of the company…” page 16

39.	Please revise your disclosure to provide your current market price and the price and number of outstanding warrants to purchase shares of your common stock.

Response: We have revised our disclosure accordingly, as reflected on page 16 of Amendment No. 1.

40.	Please quantify the number of warrants, range and weighted average of the exercise prices of those warrants and potential dilution.

Response: We have revised our disclosure accordingly, as reflected on page 16 of Amendment No. 1.

“The application of the “penny stock” rules could adversely affect the market price of our common stock…” page 16

41.	Please revise your disclosure to clarify that your current market price is under $5 and that the penny stock rules currently apply to your company.

Response: We have revised our disclosure accordingly, as reflected on page 16 of Amendment No. 1.

“The elimination of monetary liability against our directors, officers and employees under Nevada law…” page 18

42.
The first sentence of this risk factor does not appear to be consistent with your disclosure regarding your indemnification of your directors and officers on page 11-1. Please revise accordingly. In addition, please revise your disclosure to clarify whether you currently have any contractual indemnification obligations under your employment agreements with your officers. In that regard, we note that you disclose on page 30 that the company is obligated to indemnify Mr. Lu and Mr. Tchaikovsky.

Response: We have revised our disclosures regarding our indemnification obligations pursuant to our articles of incorporation and contractually with Mr. Lu and Mr. Tchaikovsky, as reflected on page 18 of Amendment No. 1.

Jennifer Riegel
Securities and Exchange Commission

June 26, 2008

“Legislative actions, higher insurance costs and potential new accounting pronouncements…” page 18

43.
Your disclosure in this risk factor implies that the company is currently paying insurance premiums. Please clarify the specific insurance coverage which you are referring to in this risk factor as we note from your disclosures on pages 12 and 13 that the company does not have various types of insurance.

Response: We currently do not maintain any insurance policies and do not pay any insurance premiums, but may do so in the future. We have accordingly revised the risk factor as reflected on page 18 of Amendment No. 1.

“If we fail to maintain an effective system of internal controls…” page 19

44.
We note your disclosure on page 37 of your Form 10-Q for the quarter ended March 31, 2005 that your disclosure controls and procedures were not effective and that you reported material weaknesses involving control activities, specifically (1) accounting and finance personnel weaknesses, (2) lack of internal audit function and (3) lack of internal audit system. Please revise your risk factor to disclose and explain the nature of these material weaknesses, discuss any remediation efforts and the related risks to the company.

Response: We have revised our disclosure accordingly, as reflected on page 19 of Amendment No. 1.

Determination of Offering Price, page 20

The Primary Offering, page 20

45.	Please expand your disclosure in this section to describe each of the factors considered in your determination of the offering price of the units. See Item 505 of Regulation S-K.

Response: We have expanded our disclosure accordingly, as reflected on page 20 of Amendment No. 1.

Use of Proceeds, page 20

46.
We note that you are estimating your gross proceeds from the offering based on an assumed offering price of $5.75 per share. Please let us why you believe it is appropriate to assume that offering price and tell us whether you change the offering price and your assumptions if and as the market price changes.

Jennifer Riegel
Securities and Exchange Commission

June 26, 2008

Response: We have revised our disclosure to clarify that the assumed offering price is $6.50 per share, which is the midpoint of our expected offering range of $6.00 to $7.00. Our offering price is determined based on the ratio of our audited fiscal 2007 net income and projected fiscal 2008 net income, without any consideration of the current per share market price. Accordingly, the offering price and our assumptions will not change if and as the market price changes.

47.
We note that you intend to use a portion of the net proceeds from this offering to fund potential acquisitions. To the extent known and subject to the limitations described in Instruction 6 to Item 504 of Regulation S-K, please revise your disclosure in footnote 3 to provide the identity of the business, the status of any negotiations and a brief description of the business.

Response: We have revised our disclosure in footnote 3 to clarify that as of the date of the prospectus, we have not entered into a letter of intent with any potential acquisition targets, although we have made a refundable deposit to a company to examine its financial books and records, as reflected on page 21 of Amendment No. 1. Please also see our response to Comment 18 and our revised disclosure on page 2 of Amendment No. 1.

Capitalization, page 22

48.
Your capitalization table appears to be just balance sheet information that is repeated in each column of the table. Please amend to include an actual capitalization table which should show the capitalization of the company be before and after the offering.

Response: We have revised the capitalization table accordingly, as reflected on page 22 of Amendment No. 1.

Selling Stockholders, page 23

49.
We note that you have listed in the table a total of 1,029,702 shares which are owned before the offering and are offered for resale, however, it appears that you have listed in your registration fee table at the beginning of your registration statement a total of 1,473,562 shares for resale. Please explain the inconsistency and revise accordingly.

Response: The discrepancy is the result of a typographical error. However, please note that in response to Comment 6, we have removed the resale registration from Amendment No. 1.

Jennifer Riegel
Securities and Exchange Commission

June 26, 2008

50.
We note your disclosure in footnotes 8 and 9 that MidSouth Investor Fund LLP and Paragon Capital LP are affiliates of broker-dealers. For each selling security holder that is an affiliate of a broker-dealer, the prospectus must state that:

• the selling security holder purchased in the ordinary course of business; and

• at the time of the purchase of the securities to be resold, the selling security holder had no agreement or understanding, directly or indirectly, with any person to distribute the securities.

If a selling security holder is an affiliate of a broker-dealer and you are not able to make these statements in the prospectus, the prospectus must state that the selling security holder is an underwriter. Please revise the prospectus as appropriate.

Response: We are able to make these statements with respect to these selling shareholders who are affiliates of broker-dealers. However, please note that in response to Comment 6, we have removed the resale registration from Amendment No. 1.

Management, page 27

51.
Item 401(e) of Regulation S-K requires a discussion of the business experience during each of the past five years of each director and executive officer of the company. Please revise the disclosure relating to R. Scott Cramer to provide all applicable dates.

Response: We have revised our disclosure relating to Mr. Cramer accordingly, as reflected on page 24 of Amendment No. 1.

Audit Committee and Audit Committee Financial Expert, page 28

52.	We note your disclosure on page 45 that none of your directors are independent. Please revise your disclosure here to clarify that none of your current directors are independent.

Response: We have revised our disclosure accordingly, as reflected on page 24 of Amendment No. 1.

Jennifer Riegel
Securities and Exchange Commission

June 26, 2008

Executive Compensation, page 29

Employment Agreement with Weibing Lu, page 29

53.
Please clarify whether the company is obligated to make any payment to Mr. Lu at, following, or in connection with the resignation, retirement, other termination or change of control of the company. If the company is obligated to make a payment, please describe the terms of such payment. See Item 402(q)(2) of Regulation S-K.

Response: Under our employment agreement with Mr. Lu, the company’s obligation to make payment to Mr. Lu in the event of a termination of his employment depends on the circumstances of the termination. If Mr. Lu dies during the term of the employment agreement, we will pay Mr. Lu’s estate his base salary amount through the first anniversary of his death (or the expiration of the employment agreement if earlier than the anniversary date), as well as pro rata allocation of any bonus based on the days of service during the year of death, and all amounts owing to Executive at the time of termination, including for previously accrued but unpaid bonuses, expense reimbursements and accrued but unused vacation pay.

If Mr. Lu due to disability or illness pursuant to the terms of the employment agreement, we are obligated to pay Mr. Lu his base salary through the second anniversary of our notice to him of his termination, less any amount Mr. Lu may receive for such period from any Company-sponsored or Company-paid for source of insurance, disability compensation or governmental program. We will also pay Mr. Lu pro rata allocation of any bonus based on the days of service during the year our notice is issued, and all amounts owing to Mr. Lu at the time of termination, including for previously accrued but unpaid bonuses, expense reimbursements and accrued but unused vacation pay.

If we terminate Mr. Lu’s employment without cause, or if Mr. Lu terminates his employment for “Good Reason”, we are obligated to pay to Mr. Lu (or in the case of his/her death, his estate), his base salary and any bonus, without any offset, as well as all amounts owing to Mr. Lu at the time of termination, including for previously accrued but unpaid bonuses, expense reimbursements and accrued but unused vacation pay. For purposes of our employment relationship with Mr. Lu, “Good Reason” means the occurrence of any of the following circumstances without Mr. Lu’s prior express written consent: (a) a material adverse change in the nature of Mr. Lu’s title, duties or responsibilities with the Company that represents a demotion from his title, duties or responsibilities as in effect immediately prior to such change; (b) a material breach of the employment agreement by the Company; (c) a failure by the Company to make any payment to Mr. Lu when due, unless the payment is not material and is being contested by the Company, in good faith; (d) any person or entity other than shareholders of the Company and/or any officers or directors of the Company as of the date of the employment agreement acquires securities of the Company other than from Mr. Lu or his affiliates (in one or more transactions) having 51% or more of the total voting power of all the Company’s securities then outstanding.

Jennifer Riegel
Securities and Exchange Commission

June 26, 2008

We have amended our disclosure to include the above description, as reflected on page 25 of Amendment No. 1.

Security Ownership of Certain Beneficial Owners and Management, page 31

54.	It appears that footnotes 7 and 8 incorrectly reference the respective beneficial owner. Please revise accordingly.

Response: We have revised our disclosure accordingly, as reflected on page 28 of Amendment No. 1.

Description of Business, page 32

Contractual Obligations with Xian Tianxing and its Stockholders, page 34

55.	Please revise your disclosure regarding the Consulting Services Agreement to disclose the term and termination provisions of this agreement.

Response: We have revised our disclosure accordingly, as reflected on page 30 of Amendment No. 1.

56.
Please tell us whether you sought an opinion of counsel regarding the legality of the agreements, including the amendments thereto, discussed in this section. If opinion(s) of counsel were sought, please file a copy of each opinion as an Exhibit 99 to this registration statement.

Response: We have legal opinions from our counsel in China regarding the legality of the contractual arrangements and the subsequent amendments, both of which have been filed as Exhibits 99.1 and 99.2 to Amendment No. 1.

57.
We note your disclosure on page F-7 regarding Fortune Time’s required investment in Sida Biotechnology. Please expand your disclosure in this section to clarify that Fortune Time has invested $2,000,000 of the required $5,000,000 into Sida Biotechnology (Xian) Co., Ltd. Pursuant to the Xian High Technology District approval notice, Fortune Times is required to contribute the remaining balance of $3,000,000 in Sida Biotechnology by July 9, 2009.

Response: We have revised our disclosure accordingly as reflected on page 29 of Amendment No. 1. Please note that due to an inadvertent typographical error, “Fortunate Time” was incorrectly referred to as “Fortune Time”, and we have revised our disclosures throughout Amendment No. 1 to reflect the proper name.

Jennifer Riegel
Securities and Exchange Commission

June 26, 2008

Sources and Availability of Raw Materials and the Principal Suppliers, page 36

58.
We note your disclosure that Xi-an Yanghua Chemical Co., Ltd., Xi’an Nanchen Trading Co., Ltd. and Xi’an Fandike Chemical Technology Co., Ltd. collectively supplied over fifty seven percent of the raw materials Xian Tianxing used to manufacture its products. It appears that Xian Tianxing may be substantially depended on some or all of these agreements. If it is, please file copies of the agreements and/or summaries of any oral agreements and describe the material terms of the agreements in this section. If you do not believe it is substantially dependent on these agreements, please provide an analysis supporting your determination. See Item 601(b)(10)(ii)(B) of Regulation S-K.

Response: While Xian Tianxing purchases over 57% of its raw materials from these three suppliers, Xian Tianxing is not dependent on these suppliers. As noted in our response to Comment 33 and on page 32 of Amendment No. 1, none of Xian Tianxing’s raw materials are scarce and all are readily available. Xian Tianxing purchases its raw materials from these three suppliers more as a business convenience rather than as necessity. Accordingly, Xian Tianxing’s purchases from these three suppliers are based on purchase orders rather than any continuing contracts with such suppliers, as described in Item 601(b)(10)(ii)(B) of Regulation S-K. As such, we do not believe that the purchase orders are material contracts that require their filing as exhibits to the registration statement or our reports. We have amended our disclosure to describe the nature of our relationship with the three suppliers, as reflected on page 32 of Amendment No. 1.

Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements or Labor Contracts, page 37

59.	Please expand your disclosure in this section to identify the patent which was issued in China, identify the products to which the patent relates and its expiration date.

Response: We have revised our disclosure to clarify that Xian Tianxing has a license, rather than a patent, issued by the Chinese Ministry of Agriculture, for the DLV chicken vaccine as a “National Second Level New Veterinary Drug,” which entitles this product to Chinese regulatory protection and gives us five years of exclusive production rights. We have additionally expanded our disclosure in this section to describe the approval by the Chinese Ministry of Agriculture for Xian Tianxing to manufacture and distribute 83 different veterinary drugs, and have included a table listing these products and their approval numbers.

Jennifer Riegel
Securities and Exchange Commission

June 26, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 39

Critical Accounting Policies, page 39

60.
Please expand your disclosure to address the judgments and estimates inherent to your determination of net revenue. More specifically, please clarify for us and in the document whether your estimate of revenue includes discounts, allowances or other items which reduce revenue. Lastly, on page 36 you disclose that you have 600 distributors and 200 direct customers. Please tell us, and disclose whether your revenue recognition policy for sales to distributors is the same as your policy for selling to the end-user.

Response: We have further clarified our disclosure as follows: No return allowance is made against sales as product returns are insignificant based on historical experience. Sales are presented net of any discounts given to customers. The Company uses this recognition policy for both distributors and end users.

Results of Operations, page 40

61.	Please revise your disclosure here to discuss the change in bio-pharmaceutical and veterinary products separately.

Response: We want to clarify that Xian Tianxing does not manufacture any products for human consumption, which the term “bio-pharmaceutical” may imply based on its common usage in the English language. To avoid future confusion, we have amended the disclosures through out Amendment No. 1 so that when we refer to Xian Tianxing’s products in general, we will refer to them as veterinary healthcare and medical care products. In the footnotes to our financial statements under revenue recognition, we have supplemented our disclosure for revenue and cost of sales for our four product lines: micro-organism, veterinary medications, feed additives, and vaccines as reflected on pages F-8 and F-34 of Amendment S-1. Furthermore, in Management’s Discussion and Analysis of Financial Condition and Results of Operations we have identified revenue and cost of sales increases based on our four product lines.

62.
For periods presented, please quantify the effect each of the casual factors that you cite for material changes in your financial statement amounts (i.e., Revenue: this increase is mainly attributable to the increase in the number of promotional activities we carried out during the whole year of 2007. General and administrative expenses: increase is primarily attributable to legal and accounting fees…) addressed in Financial Reporting Codification Section 501.04.

Response: We have changed the language that discusses the material changes in our financial statement amounts pursuant to Financial Reporting Codification Section 501.04, as reflected in the Management Discussion and Analysis section beginning on page 38 of Amendment No. 1.

Jennifer Riegel
Securities and Exchange Commission

June 26, 2008

Description of Property, page 43

63.	Please file a copy of the lease agreement with Weibing Lu as a material contract. See Item 601(b)(10) of Regulation S-K.

Response: A copy of the lease agreement between Mr. Lu and Xian Tianxing was filed as Exhibit 10.9 to our annual report on Form 10-K filed with the Commission on April 2, 2008. We have amended the exhibit list to include the lease agreement as Exhibit 10.27. Additionally, we have included a copy of the lease agreement between Mr. Lu and Shanghai Siqiang Biotechnological Co., Ltd., wholly owned subsidiary of Xian Tianxing, as Exhibit 10.23.

Certain Relationships and Related Transactions, page 44

64.	We note that as of December 31, 2007, $59,462 was due from Weibing Lu. Please disclose all material information regarding this debt. We may have further comments after reviewing your response.

Response: This amount represents the balance of an expense advance that we provided Mr. Lu in connection with his business travels on behalf of the Company. After each travel, Mr. Lu would present receipts for the trip which, after confirmation, are deducted from the total expense advance amount. Mr. Lu is responsible for any amount that cannot be substantiated.

Director Independence, page 45

65.
We note your disclosure that as of April 30, 2008, none of the directors serving on your board are “independent” within the meaning of the applicable federal securities laws. Please revise your disclosure to state the independence standard which the company uses. See Item 407(a) of Regulation S-K.

Response: We have revised our disclosure to state the independence standard which the company uses is based on that of both the American Stock Exchange and the FINRA Marketplace Rules, as reflected on page 45 of Amendment No. 1.

Description of Securities, page 45

66.
Please expand your disclosure in this section to disclose that you have filed a preliminary proxy statement with the US Securities and Exchange Commission to approve an amendment of your articles of incorporation to increase the number of authorized shares of your common stock from 50,000,000 shares to 200,000,000 shares.

Jennifer Riegel
Securities and Exchange Commission

June 26, 2008

Response: We have revised our disclosure accordingly, including our filing of the definite proxy statement with the Commission, as reflected on page 46 of Amendment No. 1.

67.
We note that you are registering units but you have not described such units in this section. Please expand your disclosure to include a brief description of the units which you are registering. See Item 202(d) of Regulation S-K.

Response: We have revised our disclosure accordingly, as reflected on page 49 of Amendment No. 1.

68.	You state that you have 2,000,000 of Series A Preferred Stock outstanding. Please describe the terms of these securities.

Response: The Series A Preferred Stock does not have any terms. Under NRS Section 78.195, “the voting powers, designations, preferences, limitations, restrictions, relative rights and distinguishing designation of each class or series of stock must be described in the articles of incorporation or the resolution of the board of directors before the issuance of shares of that class or series.” A board resolution authorizing the issuance of the 2,000,000 shares of preferred stock dated December 10, 2001, simply states that “the preferred stock issued carries a super voting power of five” without any further terms. Under NRS Section 78.1955, however, when voting power, designations, preferences, limitations, restrictions and/or relative rights of a class of stock is established by resolution pursuant to a provision in the articles of incorporation, then a certificate of designation must also be executed and filed with the Nevada Secretary of State before the issuance of such shares. No such certificate of designation was filed prior to the issuance of the 2,000,000 shares, and no certificate of designation has been filed since. Accordingly, the Series A Preferred Stock does not have any terms under the NRS.

69.
You state that your descriptions of Skystar’s capital stock are only summaries and do not purport to be complete and ore subject to and qualified by its Articles of Incorporation, as amended, its By-laws, the Certificates of Determination. Please amend this disclosure to state that all material terms and provisions of these and any other governance, or related or similar documents are described in this section. Also, revise your disclosure to make it consistent with this statement.

Response: We have revised our disclosure accordingly, as reflected on page 46 of Amendment No. 1.

Jennifer Riegel
Securities and Exchange Commission

June 26, 2008

Index to Financial Statements, page 55

Report of Independent Registered Public Accounting Firm, page F-l

70.
We note that your auditors are located in California. It appears that the vast majority of your assets, liabilities, revenues and expenses relate to operations located in China. Please have your auditors tell us how the audit of the operations in China, including the associated assets and liabilities, was conducted. Your response should include a discussion of the following:

•Whether another auditor was involved in the audit of the Chinese operations. If so, please tell the name of the firm and indicate whether they are registered with the Public Company Accounting Oversight Board (PCAOB). Additionally, please tell us how your U.S. auditor assessed the qualifications of the other auditor and the other auditor’s knowledge of US GAAP and PCAOB Standards;

Response: Our auditors, Moore, Stephens, Wurth Frazer and Torbet, LLP (“MSWFT”) are U.S. based auditors that came to our facilities in China to conduct the audit, and no other auditors were used. MSWFT is registered with the PCAOB.

•Whether your U.S. auditor performed all the required audit procedures within the United States or whether a portion of the audit was conducted by your U.S. auditor within China. Explain how the audit and observation of inventories was performed at December 31, 2007, and 2006.

Response:Our auditors, MSWFT, sent over an audit team led by the audit partner to our Chinese facilities to perform all required audit procedures, including inventory observation. All team members are employed by MSWFT, received their higher education in the United States, and utilize the Chinese language proficiently.

Consolidated Balance Sheet, page F-2

71.	Please tell us and disclose in a footnote what “long term prepayment” of $1.2 million represents.

Response: The $1.2 million “long term prepayment” is comprised of: $411,300 for deposits for future equipment purchases, $274,200 for construction prepayments, and a refundable deposit of $543,690 towards a potential acquisition of a veterinary company. We have added Footnote 8 which details these amounts, as reflected on page F-42 of Amendment No. 1.

Jennifer Riegel
Securities and Exchange Commission

June 26, 2008

Consolidated Statements of Operations and Other Comprehensive Income (Loss), page F-3

72.
The caption “Amortization of Deferred Compensation” does not identify the nature of the expense, i.e. within “Research and Development” or “Selling Expenses”. Please revise this statement to disclose the amounts attributable to each operating expense caption by parenthetically noting the amount of equity-related charge being excluded from the line item, or parenthetically noting with the appropriate line item the amount of equity-related charge that is included in that line item without having a separate classification.

Response: The Amortization of Deferred Compensation has been reclassified as General & Administrative Expenses on the income statement as these charges related to public relations, director compensation, financial consulting services, and investor relations expenses, as reflected on page F-29 of Amendment No. 1.

Notes to Consolidated Financial Statements, page F-6

73.
We note you acquired Fortune Time of International Limited in October 2007 for $129. Please tell us what assets and liabilities were acquired in this acquisition. We note that in July 2007, Fortune Time invested $2 million in Sida Biotechnology Co., Ltd.

Response:Except for the investment in Sida Biotechnology Co., Ltd. and payables to Skystar Bio-Pharmaceutical (Cayman) Holdings Co., Ltd. for the same amount of $2,000,000, Fortunate Time did not have any assets and/or liabilities when Fortunate Time was acquired.

74.
Elsewhere in the document you discuss you plans to effect a 5-for-1 reverse stock split immediately prior to the effectiveness of the offering. Please provide disclosure in your notes to the consolidated financial statements that discusses the stock split and any other relevant information needed to understand the impact of the split.

Response: The only material impact to the financial statements will be the basic and diluted earnings per shares. This has been disclosed in Footnote 19 on pages F-26 and F-52 of Amendment No. 1.

75.
Elsewhere in the filing you disclose that revenue consists of bio-pharmaceutical and veterinary products. On page 41 you discuss having permits for over 60 products. Please tell us why disclosure of the revenue for each of your services and/or products is not required by paragraph 37 of FAS 131.

Jennifer Riegel
Securities and Exchange Commission

June 26, 2008

Response: As noted in our response to comment 61, Xian Tianxing only produces veterinary healthcare and medical care products for animals. Its bio-pharmaceutical vaccine product line is used for animals and considered a type of veterinary medicine. However, the Company does produce products within four product lines and has segregated these revenues and cost of sales as on pages F-8 and F-34 as follows: micro-organism, veterinary medication, feed additives and vaccines. Although the Company has permits for over 60 products, the Company believes that its classification of these productions into four product lines most accurately reflects the consumer market that each product serves.

Note 8 — Intangibles, page F-16

76.	Please clarify here and elsewhere in the document what the $658 thousand purchase of technological know-how relates to.

Response: We added the following language to Footnote 9 to our financial statements: During 2007, the Company, for $694,500, purchased exclusive rights from November 1, 2007 through October 31, 2012 to a strain of micro-bio organism which the Company has begun to use in its veterinary medicines in 2008.

Note 10 – Capital Transactions, page F-16

77.
Please disclose the pertinent rights and privileges of the Series A and Series B Convertible Preferred Stock in accordance with paragraph four of SFAS 129. Further, please revise your disclosure here to clarify the date the Series B shares were converted to common stock.

Response: We have revised our disclosures accordingly, as reflected on page F-43 of Amendment No. 1.

Note 11 – Convertible Debentures, page F-18

78.
Your disclosure states that the conversion price was initially subject to downward adjustments. Please clarify whether this provision remained after the terms were amended. If so, please tell us how you intend to account for any change to the conversion rate.

Response: This provision remained after the terms were amended. However, the last portion of the debt was converted during the second quarter 2008. Any further downward adjustment will be treated as an “inducement cost for debentures converted”.

Note 14 – Taxes, page F-22

79.	Please provide the disclosures required under paragraph 20-21 of FIN 48.

Jennifer Riegel
Securities and Exchange Commission

June 26, 2008

Response: We have expanded Footnote 15 to address the disclosures required under paragraphs 20 through 21 of FIN 48, as reflected on page F-48 of Amendment No. 1.

Note 18 – Subsequent Events, page F-25

80.	Please clarify what consideration was given in exchange for transferring the rights and obligations to Sida Biotechnology, Co.

Response: No consideration was given in exchange for transferring the rights and obligations to Sida, as the transfer was done as a business necessity in light of our corporate structure and the current Chinese laws restricting currency exchange. Xian Tianxing derives its profits, which we have the rights to under the contractual arrangements, in Renminbi. As a U.S. company, however, our functioning currency is the U.S. dollar. The ability to exchange Renminbi for U.S. dollars, and vice-versa, can be facilitated by a foreign currency bank account. As the wholly owned subsidiary of Fortunate Time, a Hong Kong company, Sida is set up as a wholly foreign owned enterprise (“WFOE”) which enables it to maintain a foreign currency bank account under current applicable Chinese law. Thus, the transfer of the contractual arrangements to Sida was necessary to facilitate the transfer of funds to and from Xian Tianxing through Sida’s foreign currency account and, through Sida, allow us to continue to control Xian Tianxing and its business operations.

Exhibit 5.1

81.
Please have Richardson & Patel revise their opinion to include, all securities which are registered in the registration statement. Please include the all units, shares of common stock and warrants to purchase common stock which are listed in the registration fee table in this opinion. See Item 601(b)(5)(i) of Regulation S-K.

Response: The opinion of Richardson & Patel has been revised accordingly, as reflected on Exhibit 5.1 attached to Amendment No. 1.

82.
Please have the opinion also state that the all of the warrants to purchase shares of the company’s common stock and the representative’s unit purchase option are each legal, binding obligations of the registrant.

Response: The opinion of Richardson & Patel has been revised accordingly, as reflected on Exhibit 5.1 attached to Amendment No. 1.

* * * * *

Jennifer Riegel
Securities and Exchange Commission

June 26, 2008

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff. Please do not hesitate to contact the undersigned by telephone at (310) 208-1182, or by facsimile at (310) 208-1154.

Very truly yours,

RICHARDSON & PATEL, LLP

/s/ Ryan S. Hong

Ryan S. Hong, Esq.